

November 4, 2009

Mr. James Sikora
President and Director
Tao Minerals Ltd.
Oficina 301
Edeficio El Crusero, Carrera 48, 12 Sur
148 Medellin Colombia

   Re: **Tao Minerals Ltd.**
       Preliminary Proxy Statement
       Filed October 9, 2009
       File No. 0-51922

Dear Mr. Sikora:

   We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1. On September 15, 2009, you filed an outdated Form 12b-25 to disclose that you would be filing your quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2009 within five days of the prescribed due date. As of today, you still have not filed the required Form 10-Q. Promptly file the Form 10-Q.

Proposal No. 1 – Election of Directors, page 6

2.   Provide the complete five-year sketch required by Item 401(e) of Regulation S-K for each individual, filling in any gaps or ambiguities with regard to time. For example, disclose in necessary detail each of the principal jobs held by Messrs. Sikora and Plummer during the past five years, stating the approximate start and end dates for all positions held, clarifying in that regard whether Mr. Sikora remains president of Primecap.

Proposal No. 3 – Amendment To Our Corporation's Articles, page 11

3.   Your most recent Form 10-Q filed June 22, 2009, indicates that as of April 30, 2009, you had 552,000,000 authorized shares of common stock. However, in the first sentence of this section, you indicate that you are only authorized to issue 2,760,000 shares. Please revise to explain in necessary detail how, when, and why the number of authorized shares changed.

4.   In that regard, we note the certificate of change filed as an exhibit to the Form 8-K filed March 24, 2006, and listed in the exhibit list of your periodic Exchange Act filings. Neither your most recent Form 10-Q nor the Form 10-K indicates in the list of exhibits that any amendments to the articles or subsequent certificates of change have been filed. If in fact the number of authorized shares of common stock has changed since March 24, 2006, please explain why no certificate of change has been filed to reflect the change.

5.   Similarly, disclose how, when, and why the number of issued shares changed from more than 393,000,000 to the 2,736,849 shares that you indicate were issued and outstanding as of October 12, 2009. If at any time in the past twelve months you had more shares issued and outstanding than were authorized, disclose the particulars. Lastly, confirm to us that all the numbers of shares issued, outstanding, authorized, and held which appear throughout the revised proxy statement you file in response to staff comment are both current and accurate.

6.   Although you provide for separate votes in the form of proxy for proposals 3 and 4, you do not provide a separate section in the proxy statement to discuss proposal 4, nor do you indicate whether the two votes are in any way conditioned on one another. Separately present and discuss the separate proposals in necessary detail. See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1). If the effectiveness of any change to your company's organizational documents is conditioned on the adoption of one or more other proposed change to your company's organizational documents, appropriate disclosure is required to advise shareholders that a vote against one proposal may have the effect of a vote against the group of mutually-conditioned proposals.

7.   Set forth clearly in the revised proxy statement the text of the articles as they now exist and also assuming passage of each of the separate proposals.

8.   Revise to clarify the reference to "removing" the 1,000,000 shares of preferred "A" stock. Also quantify how many of the A shares already have been issued, and disclose how this "removal" would impact the 800,000 shares in the aggregate which were issued to Messrs. Sikora and DeLeon, as disclosed at page 4.

9.   Please disclose any current plans, intentions, agreements, or understandings to issue the newly authorized preferred shares that will result once this action to amend your articles of incorporation is finalized. If you have no current intentions or understandings to issue any of the additional shares of authorized preferred stock, please provide a statement to that effect in the document.

10.   Provide the same disclosure with regard to the additional shares of common stock to be authorized. The limited statement that you have no "agreements" is too narrow in that regard.

Form of Proxy

11.   Revise the entries to provide more detail for proposals 3 and 4, and see also comment 6, above.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John P. Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director